Exhibit 99.1

FOR IMMEDIATE RELEASE:

Gazit-Globe Reports Third Quarter 2016 Financial Results

Continued trend of growth in FFO since the beginning of the year. Net debt to total assets (LTV) decreased by 60 basis points to 50.7%.The Company has extended and increased its credit facility with Citibank by $150 million to $360 million.

TEL-AVIV, ISRAEL; November 23, 2016 – Gazit-Globe (NYSE; TSX; TASE: GZT), a leading global real estate company focused on the ownership, management, acquisition, development and redevelopment of supermarket-anchored shopping centers in major urban markets, today announced its financial results for the Third Quarter ended September 30, 2016.

References to the “Group” relate to Gazit-Globe’s consolidated statements. References to the “Company” relate to Gazit-Globe’s stand-alone financial statements. Unless otherwise stated, financial information included in this press release relates to the “Group”.

Highlights:

●	NOI for the quarter totaled NIS 1,061 million (US$ 282 million) compared to NIS 1,066 million (US$ 284 million) in the same quarter last year.
●	FFO for the quarter totaled NIS 144 million (US$ 38 million), or NIS 0.74 per share (US$ 0.20), compared to NIS 142 million (US$ 38 million), or NIS 0.72 per share (US$ 0.19), in the second quarter of 2016 and NIS 158 million (US$ 42 million), or NIS 0.89 per share (US$ 0.24), in the same quarter last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of exchange rate fluctuations, the sale of shares in subsidiaries and the equity offering that was completed at the end of 2015.
●	Shareholders' equity as of September 30, 2016 increased and totaled NIS 7,837 million (US$ 2,085 million), or NIS 40.1 per share (US$ 10.67 per share), compared to NIS 7,512 million (US$ 2,000 million), or NIS 38.4 million (US$ 10.22 per share), as of December 31, 2015 and after a dividend distribution of NIS 1.16 per share (US$ 0.31) in the nine months ended September 30, 2016.
●	Investments in acquisition, development and redevelopment of real-estate during the quarter totaled NIS 1 billion (US$ 276 million).
●	The occupancy rate as of September 30, 2016 decreased to a level of 95.3% compared to 95.8% as of December 31, 2015.
●	Same Property NOI for the nine months ended September 30, 2016, excluding the effect of foreign exchange rate fluctuations, increased by 0.6% compared to the same period last year.
●	As of September 30, 2016, the Group had liquid assets and unutilized revolving credit facilities in the amount of NIS 11.3 billion (US$ 3.0 billion), of which NIS 2.4 billion (US$ 0.64 billion) was at the Company level.
●	As of September 30, 2016, net debt to total assets (LTV) decreased by 60 basis points to 50.7%, compared to 51.3% as of December 31, 2015.
●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share (US$ 0.09 per share), payable on December 13, 2016 to shareholders of record on December 6, 2016.
●	Subsequent to September 30, Midrog re-affirmed Gazit-Globe’s local credit rating of Aa3.
●	Subsequent to September 30, the Company extended and increased its credit facility with Citibank by $150 million to $360 million.
●	Subsequent to September 30, Gazit Brasil entered into a binding agreement for the purchase of 33% of Shopping Cidade Jardim in Sao Paulo for R$ 410M (approximately USD 130M).
●	Subsequent to September 30, Gazit Globe’s US subsidiary Equity One (NYSE: EQY) announced a merger transaction with Regency Centers Corporation (NYSE: REG). The merger creates the largest high quality shopping center REIT in the US with an enterprise value of approximately US$ 15.6 billion.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

Exchange rate as of September 30, 2016 of 1 USD = 3.758 NIS

Rachel Lavine, CEO of Gazit-Globe: “We are pleased to conclude another quarter in which we see the continued momentum of growth in FFO since the beginning of the year as well as improvements in the financial ratios and the strength of our balance sheet. We recently announced the increase and extension of our credit facility with Citibank to $360 million. This allows us greater flexibility to diversify our sources of credit and funding in international markets. The significant transaction announced last week for the merger of Equity One and Regency will create the highest quality and largest shopping center REIT in the US. The transaction will result in a net gain to Gazit Globe of NIS 1 billion, or NIS 5 per share, as well as savings of its corporate expenses of approximately NIS 6 million per annum. We continue to work towards realizing our strategy and we believe that the unique quality of our portfolio will contribute to our ability to maintain the positive trend in our results, while taking advantage of opportunities to strengthen our portfolio through development and redevelopment and through the making of strategic acquisitions, as we have recently seen in Brazil.”

Financial highlights for third quarter 2016:

●	Rental income for the quarter totaled NIS 1,512 million compared to NIS 1,547 million in the same quarter last year. Excluding the effect of foreign exchange rate fluctuations, the rental income decreased by 1.6% compared to the same quarter last year.
●	NOI for the quarter remained stable and totaled NIS 1,061 million compared to NIS 1,066 million in the same quarter last year. Excluding the effect of exchange rate fluctuations NOI increased by 0.3% compared to the same quarter last year.
●	FFO for the quarter totaled NIS 144 million, or NIS 0.74 per share, compared to NIS 142 million or NIS 0.72 per share in the second quarter of 2016 and NIS 158 million or NIS 0.89 per share in the same quarter last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of exchange rates, the sale of shares in subsidiaries and the equity offering that was completed at the end of 2015.
●	The occupancy rate as of September 30, 2016 was 95.3% compared to 95.8% as of December 31, 2015. By region, occupancy rates as of September 30, 2016 were: 95.4% in the US; 95.0% in Canada; 96.0% in North Europe; and 95.7% in Central and Eastern Europe.
●	EPRA NAV per share as of September 30, 2016 was NIS 54.5 per share compared to NIS 52.9 per share as of December 31, 2015.
●	Net income attributable to the Company’s shareholders totaled NIS 381 million, or NIS 1.98 per share, compared to a loss of NIS 92 million, or NIS 0.52 per share, in the same quarter last year.
●	The net fair value gain of investment property and investment property under development was NIS 291 million, compared to stability in the value of investment property and investment property under development in the same quarter last year.
●	Cash flow from operating activities totaled NIS 564 million, compared to NIS 673 million in the same quarter last year.

Financial highlights for the first 9 months of 2016:

●	Rental income for the period totaled NIS 4,574 million compared to NIS 4,588 million in the same period last year. Excluding the effect of foreign exchange rate fluctuations, the rental income increased by 2.6% compared to the same period last year.
●	NOI for the period totaled NIS 3,187 million compared to NIS 3,137 million in the same period last year an increase of 1.6%. Excluding the effect of foreign exchange rate fluctuations, NOI increased by 4.4% compared to the same period last year.
●	FFO for the period totaled NIS 421 million, or NIS 2.15 per share, compared to NIS 481 million, or NIS 2.69 per share, in the same period last year. The decrease in FFO and FFO per share between the two periods is mainly due to the effects of foreign exchange rates, the sale of shares of subsidiaries and the equity offering that was completed at the end of 2015.
●	Net Income attributable to the Company’s shareholders totaled NIS 200 million, or NIS 0.94 per share, compared to net income of NIS 414 million, or NIS 2.30 per share, in the same period last year. The decrease is mainly due to the revaluation of financial derivatives and the loss from the sale of shares of Luzon Group (previously: Dori Group) recognized in the first quarter of 2016.
●	Cash flow from operating activities totaled NIS 1,167 million, compared to NIS 1,170 million in the same period last year.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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Acquisition, Development, Redevelopment and Capital Recycling Activities:

●	During the period, the Group invested NIS 3,161 million. Total investment included NIS 1,371 million invested in 9 income-producing properties totaling 76 thousand square meters, as well as NIS 1,790 million in development and redevelopment projects.
●	As of September 30, 2016, the Group had five properties under development with a gross leasable area (GLA) of 107 thousand square meters with a total investment of NIS 1.3 billion, and 21 properties under redevelopment with a GLA of 298 thousand square meters with a total investment of NIS 4.5 billion. The additional cost to complete the properties under development and redevelopment totaled NIS 1.6 billion.
●	Subsequent to September 30, Gazit Brasil entered into a binding agreement to purchase 33% of Shopping Cidade Jardim in Sao Paulo, Brazil for R$ 410M (approximately USD 130M).
●	Subsequent to September 30, Gazit Globe’s US subsidiary Equity One (NYSE: EQY) announced a merger transaction with Regency Centers Corporation (NYSE: REG). The merger will create the largest high quality shopping center REIT in the US with an enterprise value of approximately US$ 15.6 billion.

Financing Activities:

●	The average nominal annual cost of debt during the period was 4.0%, compared to 4.3% in the same period last year.
●	The Company will distribute a quarterly cash dividend of NIS 0.35 per share, payable on December 13, 2016 to shareholders record as of December 6, 2016.
●	Subsequent to September 30, the Company extended and increased its credit facility with Citibank by $150 million to $360 million.

ACCOUNTING AND OTHER DISCLOSURES

The Company believes that publication of FFO, which is computed according to EPRA guidance, more correctly reflects the operating results of the Company, since the Company’s financial statements are prepared in line with IFRS. In addition, publication of FFO provides a better basis for the comparison of the Company’s operating results in a particular period with those of previous periods and also provides a uniform financial measure for comparing the Company’s operating results with those published by other European property companies.

In addition, pursuant to the investment property guideline issued by the Israel Securities Authority in January 2011, FFO is to be presented in the “Description of the Company’s Business” section of the annual report of investment property companies on the basis of the EPRA criteria. As clarified in the EPRA and NAREIT position papers, the EPRA Earnings and the FFO measures do not represent cash flows from operating activities according to accepted accounting principles, nor do they reflect the cash held by a company or its ability to distribute that cash, and they are not a substitute for the reported net income. Furthermore, it is clarified that these measures are not audited by the Company’s independent auditors.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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CONFERENCE CALL/WEB CAST INFORMATION

Gazit-Globe will host a conference call and webcast in English on Wednesday, November 23, 2016 at 5:00 pm Israel Time / 4:00 pm Central European Time / 10:00 am Eastern Time, to review the third quarter 2016 financial results. Shareholders, analysts and other interested parties can access the conference call by dialing: United States 1888 668 9141, Canada 1866 485 2399, United Kingdom 0800 917 5108, International / Israel +972 3 9180687

A presentation will be available on the company’s website under Investor Relations/Conference Calls & Webcast at: www.gazit-globe.com

Webcast link: http://www.veidan-stream.com/?con=Gazit_Globe_Q3_2016_Results_Conference_Call

For those unable to participate during the call, a replay will be available for future review on Gazit-Globe's website under Investor Relations.

About Gazit-Globe

Gazit-Globe is one of the largest owners, developers and operators of predominantly supermarket-anchored shopping centers in major urban markets around the world. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT), the Toronto Stock Exchange (TSX: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. As of September 30, 2016 Gazit-Globe owns and operates 427 properties in more than 20 countries, with a gross leasable area of approximately 6.5 million square meters and a total value of approximately US$ 22 billion.

FOR ADDITIONAL INFORMATION

A comprehensive copy of the Company’s financial report is available on Gazit-Globe website at www.gazit-globe.com

Investors Contact: IR@gazitgroup.com, Media Contact: press@gazitgroup.com

Gazit-Globe Headquarters, Tel-Aviv, Israel, Tel: +972 3 6948000

FORWARD LOOKING STATEMENTS

This release may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

Below please find excerpts from our Q3 2016 financial report. For our full Q3 2016 report in English, please go to http://www.gazitglobe.com/financial-reports.

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	September 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
ASSETS

CURRENT ASSETS

Cash and cash equivalents	1,398	1,717	2,125
Short-term investments and loans	51	234	203
Marketable securities	106	35	38
Financial derivatives	95	159	77
Trade receivables	190	534	467
Other accounts receivable	524	501	363
Inventory of buildings and apartments for sale	-	520	522
Current taxes receivable	30	24	24

	2,394	3,724	3,819

Assets classified as held for sale	542	596	826

	2,936	4,320	4,645
NON-CURRENT ASSETS

Equity-accounted investees	2,316	2,962	2,996
Other investments, loans and receivables	1,329	742	754
Available-for-sale financial assets	634	596	771
Financial derivatives	481	669	702
Investment property	73,678	71,399	70,606
Investment property under development	2,642	3,055	2,587
Fixed assets, net	141	262	170
Intangible assets, net	921	904	900
Deferred taxes	32	127	105

	82,174	80,716	79,591

	85,110	85,036	84,236

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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	September 30,		December 31,
	2016	2015	2015
	Unaudited		Audited
	NIS in millions
LIABILITIES AND EQUITY

CURRENT LIABILITIES

Credit from banks and others	605	888	1,062
Current maturities of non-current liabilities	2,216	2,501	2,279
Financial derivatives	58	87	45
Trade payables	528	816	833
Other accounts payable	1,304	1,735	1,521
Advances from customers and buyers of apartments	-	294	326
Current taxes payable	79	152	111

	4,790	6,473	6,177
Liabilities attributable to assets held for sale	49	3	50

	4,839	6,476	6,227
NON-CURRENT LIABILITIES

Debentures	30,299	30,949	29,480
Convertible debentures	592	959	921
Interest-bearing loans from banks and others	10,723	10,533	11,457
Financial derivatives	108	186	93
Other liabilities	382	437	402
Deferred taxes	4,901	4,885	4,661

	47,005	47,949	47,014

EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

Share capital	249	232	249
Share premium	4,991	4,413	4,983
Retained earnings	5,180	5,083	5,207
Foreign currency translation reserve	(3,016)	(2,663)	(3,103)
Other reserves	454	79	197
Treasury shares	(21)	(21)	(21)

	7,837	7,123	7,512
Non-controlling interests	25,429	23,488	23,483

Total equity	33,266	30,611	30,995

	85,110	85,036	84,236

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Nine months ended September 30,		Three months ended September 30,		Year ended December 31,
	2016	2015	2016	2015	2015
	Unaudited				Audited
	NIS in millions (except for per share data)

Rental income	4,574	4,588	1,512	1,547	6,150
Property operating expenses	1,387	1,451	451	481	1,966

Net operating rental income	3,187	3,137	1,061	1,066	4,184

Fair value gain from investment property and investment property under development, net	1,112	480	291	-	711
General and administrative expenses	(515)	(558)	(161)	(213)	(726)
Other income	40	22	-	15	31
Other expenses	(79)	(628)	(25)	(125)	(795)
Company's share in earnings of equity-accounted investees, net	98	121	12	36	234

Operating income	3,843	2,574	1,178	779	3,639

Finance expenses	(1,586)	(1,410)	(503)	(548)	(1,831)
Finance income	187	718	311	29	852

Income before taxes on income	2,444	1,882	986	260	2,660
Taxes on income (tax benefit)	406	106	117	(13)	166

Net income from continuing operations	2,038	1,776	869	273	2,494
Loss from discontinued operation, net	(230)	(150)	-	(71)	(188)
Net income	1,808	1,626	869	202	2,306

Attributable to:

Equity holders of the Company	200	414	381	(92)	620
Non-controlling interests	1,608	1,212	488	294	1,686

	1,808	1,626	869	202	2,306

Net earnings (loss) per share attributable to equity holders of the Company (NIS):
Basic net earnings (loss) from continuing operations	2.00	2.71	1.99	(0.27)	4.05
Basic loss from discontinued operation	(1.00)	(0.39)	-	(0.25)	(0.58)
Total basic net earnings (loss)	1.00	2.32	1.99	(0.52)	3.47
Diluted net earnings (loss) from continuing operations	1.94	2.69	1.98	(0.27)	4.02
Diluted loss from discontinued operation	(1.00)	(0.39)	-	(0.25)	(0.57)
Total diluted net earnings (loss)	0.94	2.30	1.98	(0.52)	3.45

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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The table below presents the calculation of the Company’s FFO, calculated according to the EPRA recommendations and the guidelines of the Israel Securities Authority, and its FFO per share for the stated periods:

					For the year
	For the 9 months ended September 30,		For the 3 months ended September 30,		ended December 31,
	2016	2015	2016	2015	2015
	NIS in millions (other than per share data)

Net income (loss) attributable to equity holders of the Company for the period	200	414	381	(92)	620

Adjustments:
Fair value gain from investment property and investment property under development, net	(1,112)	(480)	(291)	-	(711)
Capital loss (gain) on sale of investment property	(5)	91	8	86	106
Changes in the fair value of financial instruments, including derivatives, measured at fair value through profit or loss	347	(597)	(263)	32	(693)
Adjustments with respect to equity-accounted investees	(6)	(13)	10	(5)	(50)
Loss on disposal of investees	-	1,531	-	-	1,533
Deferred taxes and current taxes with respect to disposal of properties	358	74	93	(18)	138
Gain from bargain purchase, net of goodwill amortization	-	(1,065)	-	-	(1,026)
Acquisition costs recognized in profit or loss	3	35	1	31	41
Loss from early redemption of interest-bearing liabilities	75	67	36	38	78
Non-controlling interests' share in above adjustments	462	264	113	(25)	395

Nominal FFO (EPRA Earnings)	322	321	88	47	431

Additional adjustments:
CPI linkage differences	(2)	(20)	29	25	(77)
Depreciation and amortization	12	16	4	6	21
Other adjustments(1)	89	164	23	80	252

FFO according to the management approach (Adjusted EPRA Earnings)	421	481	144	158	627
Basic and diluted FFO according to the management approach per share (in NIS)	2.15	2.69	0.74	0.89	3.51
Number of shares used in the basic FFO per share calculation (in thousands)(2)	195,485	178,422	195,494	178,427	178,426
Number of shares used in the diluted FFO per share calculation (in thousands)(2)	195,567	178,579	195,567	178,549	178,601

GAZIT GLOBE
1 Derech Hashalom St. Tel Aviv 6789201 Israel Tel: +972-3-6948000 Fax: +972-3-6961910 www.gazit-globe.com

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